April 10, 2019

Yujiro Hata
President and Chief Executive Officer
IDEAYA Biosciences, Inc.
7000 Shoreline Court, Suite 350
South San Francisco, California 94080

       Re: IDEAYA Biosciences, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 4, 2019
           CIK No. 0001676725

Dear Mr. Hata:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Business
Summary of Clinical Data - Metastatic Uveal Melanoma, page 110

1. We note you have concluded that certain patients experienced a clinical benefit from the administration of IDE196 in the Phase 1 clinical trial for metastatic uveal melanomahas.
       Please disclose the endpoints for the study and to what extent to endpoints have been met.
2. It appears from disclosure on page 115 that there were drug-related serious adverse events in the Phase 1 clinical study of IDE196. Please expand your disclosure to describe the serious adverse events experienced in ongoing trials for IDE196 and how many were observed.
 Yujiro Hata
IDEAYA Biosciences, Inc.
April 10, 2019
Page 2

       You may contact Jorge Bonilla at (202) 551-3414 or Mark Rakip at (202) 551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh at (202) 551-3696 or Chris Edwards at (202) 551-6761 with any other questions.



                                                          Sincerely,
FirstName LastNameYujiro Hata
                                                          Division of
Corporation Finance
Comapany NameIDEAYA Biosciences, Inc.
                                                          Office of Healthcare
& Insurance
April 10, 2019 Page 2
cc:       Mark Roeder
FirstName LastName